UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Quaker Chemical Corporation
(Name of Issuer) Common Stock, par value $1.00
(Title of Class of Securities) 747316107

(CUSIP Number)

Gulf Hungary Holding Korlátolt Felelősségű Társaság
and
QH Hungary Holdings Limited

BAH Center
2 Furj Street
1124 Budapest, Hungary
Attention: Judit Rozsa
Telephone: +36-20/940-2900

with a copy to:

Reb D. Wheeler, Esq.
Mayer Brown LLP
1221 Avenue of the Americas
New York, New York 10020
(212) 506-2414

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) May 19, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 747316107
1.	Name of Reporting Person Gulf Hungary Holding Korlátolt Felelősségű Társaság
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Hungary

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 369,498(1)
	8.	Shared Voting Power: 3,904,453(2)
	9.	Sole Dispositive Power: 369,498(1)
	10.	Shared Dispositive Power: 3,904,453(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,273,951(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐ (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 24.1%(3)
14.	Type of Reporting Person (See Instructions): OO

(1)          Consists of 369,498 shares of Common Stock of the Issuer (“Shares”) beneficially owned by Gulf Hungary Holding Korlátolt Felelősségű Társaság (a “Reporting Person” or “Gulf Hungary”), all of which are held in the name of Citibank N.A. pursuant to an Escrow Agreement (as defined in the Original Schedule 13D, as defined below) in order to secure the Reporting Person’s indemnification obligations under the Share Purchase Agreement (as defined in the Original Schedule 13D).

(2)         Consists of 3,904,453 Shares beneficially owned by Gulf Hungary’s wholly-owned subsidiary QH Hungary Holdings Limited (also a “Reporting Person” or “QH Hungary”), of which:

•	3,404,453 Shares are pledged to and registered in the name of Citigroup Global Markets Inc., as custodian for the benefit of QH Hungary (in such capacity, the “Margin Loan Custodian”) pursuant to a Pledge and Security Agreement (as defined in the Original Schedule 13D) to secure QH Hungary's obligations under a Margin Loan (as defined in the Original Schedule 13D); and

•

500,000 Shares are pledged to Citibank N.A. (“Citibank”) and held at Citigroup Global Markets Inc. (the “PVF Custodian”) pursuant to the Pledge and Security Agreement, dated as of May 19, 2020, between QH Hungary and Citibank, as secured party (the “PVF Security Agreement”) to secure QH Hungary's obligations under a Master Terms and Conditions for Prepaid Variable Share Forward Transactions, dated May 19, 2020 (the “Master Confirmation”), between QH Hungary and Citibank, as amended and supplemented from time to time by supplemental confirmations thereto. On May 19, 2020, QH Hungary and Citibank entered into a Supplemental Confirmation to the Master Confirmation, dated May 19, 2020 (the “Supplemental Confirmation”), pursuant to which QH Hungary and Citibank entered into a prepaid variable share forward transaction (the "PVF Transaction"). Under the PVF Transaction, Citibank made an upfront cash prepayment to QH Hungary of $44,957,909 and QH Hungary has the option to settle its obligations under PVF Transaction at the end of the contract by either delivering up to 350,000 Shares as described in more details in Item 6 below or the cash equivalent thereof.

(3)         Based upon 17,758,645 shares of Common Stock outstanding as of April 30, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020, as filed with the Securities and Exchange Commission on May 11, 2020.

CUSIP No. 747316107
1.	Name of Reporting Person QH Hungary Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Hungary

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 3,904,453(1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 3,904,453(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,904,453(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐ (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 22.0%(2)
14.	Type of Reporting Person (See Instructions): OO

(1)         Consists of 3,904,453 Shares beneficially owned by QH Hungary, of which:

•	3,404,453 Shares are pledged to and registered in the name of the Margin Loan Custodian pursuant to a Pledge and Security Agreement to secure QH Hungary's obligations under a Margin Loan; and

•	500,000 Shares are pledged to Citibank and held at the PVF Custodian pursuant to the PVF Security Agreement to secure QH Hungary's obligations under the Master Confirmation, as amended and supplemented from time to time by supplemental confirmations thereto. On May 19, 2020, QH Hungary and Citibank entered into the Supplemental Confirmation, pursuant to which QH Hungary and Citibank entered into the PVF Transaction. Under the PVF Transaction, Citibank made an upfront cash prepayment to QH Hungary of $44,957,909 and QH Hungary has the option to settle its obligations under PVF Transaction at the end of the contract by either delivering up to 350,000 Shares as described in more details in Item 6 below or the cash equivalent thereof.

(2)         Based upon 17,758,645 shares of Common Stock outstanding as of April 30, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020, as filed with the Securities and Exchange Commission on May 11, 2020.

SCHEDULE 13D/A

Introductory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D filed on August 9, 2019, as amended by Amendment No. 1 filed on April 9, 2020 (together, the “Original Schedule 13D”) with the Securities and Exchange Commission (the “SEC”).

This Amendment No. 2 is being filed in relation to (i) the contribution (the “Contribution”) of 500,000 Shares by Gulf Hungary to its wholly-owned subsidiary, QH Hungary, (ii) the entry into the Master Confirmation and the Supplemental Confirmation pursuant to which QH Hungary and Citibank entered into the PVF Transaction, and (iii) the pledge of 500,000 shares by QH Hungary to secure its obligations under the Master Confirmation, as supplemented by supplemental confirmations thereto, including the Supplemental Confirmation. Under the PVF Transaction, Citibank made an upfront cash prepayment to QH Hungary of $44,957,909 and QH Hungary has the option to settle its obligations under PVF Transaction at the end of the contract by either delivering up to 350,000 Shares as described in more detail in Item 6 below or the cash equivalent thereof.

After the Contribution, QH Hungary became the direct beneficial owner of a total of 3,904,453 Shares and Gulf Hungary became the indirect beneficial owner of the same 3,904,453 Shares. Gulf Hungary continues to be the direct beneficial owner of a separate 369,498 Shares. All 3,904,453 Shares directly owned by QH Hungary remain subject to the Shareholder Agreement (as defined in the Original Schedule 13D) to which QH Hungary also became a party by executing a joinder thereto.

This Amendment No. 2 is filed jointly by the Reporting Persons. All disclosure for items contained in the Original Schedule 13D is incorporated herein by reference, subject to the amended and additional information provided for such item in this Amendment No. 2. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Original Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended to add the following:

This Amendment No. 2 relates to the Contribution, the purpose of which is for Gulf Hungary to contribute assets to QH Hungary and to facilitate the transactions contemplated by the Master Confirmation and the Supplemental Confirmation.

This Amendment No. 2 also relates to the entry into the Master Confirmation and the Supplemental Confirmation by QH Hungary. This transaction was designed for QH Hungary to raise financing, and provide Gulf Hungary with current liquidity, subject to the Master Confirmation and the Supplemental Confirmation while maintaining an opportunity to share in the Issuer’s future growth. This transaction is described in further detail in Item 6 of this Amendment No. 2.

The Reporting Persons may purchase additional Shares from time to time, either in brokerage transactions in the over-the-counter market or in privately-negotiated transactions. Any decision by the Reporting Persons to increase their respective holdings of the Common Stock of the Issuer will depend on various factors, including, but not limited to, the price of the Shares, the terms and conditions of the transaction and prevailing market conditions. However, pursuant to the terms of the Shareholders Agreement, the Reporting Persons cannot purchase Shares for 2 years.

The Reporting Persons also may, at any time, subject to compliance with applicable securities laws, dispose of some or all of their respective Common Stock or enter into additional variable forward sale contracts or other monetization transactions, depending on various factors, including, but not limited to, the price of the Shares, the terms and conditions of the transaction and prevailing market conditions, as well as liquidity and diversification objectives. In addition, the Reporting Persons may from time to time pledge all or part of the Common Stock to one or more banking institutions or brokerage firms as collateral for loans made by such entities to the Reporting Persons or their affiliates or controlled entities.

The Reporting Persons do not have any current plan or proposal other than as described herein that relates to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) – (b) The information contained on the cover pages to this Amendment No.2 is incorporated herein by reference. The Shares reported on this Amendment No.2 are held by the Reporting Persons. QH Hungary is a wholly-owned subsidiary of Gulf Hungary, which is owned by Gulf Houghton, which is a subsidiary of Gulf Oil International. Gulf Oil International is owned by Amas Holding SPF (“Amas Holding”), a private wealth holding company, which in turn is beneficially owned by multiple members of the Hinduja family, with no single individual having a beneficial interest in Amas Holding of 5% or more. Based upon 17,758,645 shares of Common Stock outstanding as of April 30, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020, as filed with the SEC on May 11, 2020, the Shares owned by the Reporting Persons constitutes approximately 24.1% of the issued and outstanding Common Stock of the Issuer.

Except for the Shares owned by the Reporting Persons, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other persons listed in Item 2(a)-(c) hereto beneficially owns any other securities of the Issuer.

(c) Except as described in Item 3, Item 4 and Item 6, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person listed in Item 2(a)-(c), have effected any transactions in the Common Stock during the past 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Amendment No.2.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 3 and 4 of the Original Schedule 13D, as amended by this Amendment No. 2, is hereby incorporated by reference herein.

On May 19, 2020, QH Hungary and Citibank entered into the Master Confirmation and the Supplemental Confirmation, pursuant to which QH Hungary and Citibank entered into the PVF Transaction. The PVF Transaction is divided into 16 components (each a “Component”). For each Component, QH Hungary is obligated to deliver to Citibank, on the settlement date (the “Settlement Date”) determined based on the specified scheduled valuation date within the period from April 28, 2022 to May 19, 2022, up to 21,875 Shares (or, at QH Hungary's option, an equivalent amount of cash) based on the average market price of the Shares determined as described below. In exchange for assuming the obligation under the Supplemental Confirmation, QH Hungary received an upfront cash prepayment of $44,957,909.41. The number of Shares (or the cash equivalent) to be delivered to Citibank on each Settlement Date is to be determined as follows: (a) if the volume-weighted average price per Share on the relevant valuation date, as reasonably determined by Citibank by reference to the Bloomberg Page “KWR <equity> AQR <Go>” (or any successor page thereto) (provided that, if such price is not so reported for any reason or is, in Citibank’s reasonable discretion, erroneous, a price determined by Citibank in good faith and a commercially reasonable manner) (the “Settlement Price”) is equal to or less than $149.00 per Share (the “Forward Floor Price”), QH Hungary will deliver to Citibank 21,875 Shares; (b) if the Settlement Price is between the Forward Floor Price and $180.00 per Share (the “Forward Cap Price”), QH Hungary will deliver to Citibank a number of Shares equal to 21,875 shares multiplied by a fraction, the numerator of which is the Forward Floor Price and the denominator of which is the Settlement Price; and (c) if the Settlement Price is greater than the Forward Cap Price, QH Hungary will deliver to Citibank a number of Shares equal to the product of (i) 21,875 Shares and (ii) a fraction (A) the numerator of which is the sum of (x) the Forward Floor Price and (y) the Settlement Price minus the Forward Cap Price, and (B) the denominator of which is the Settlement Price.

On May 19, 2020, QH Hungary and Citibank entered into the PVF Security Agreement, pursuant to which 500,000 Shares were pledged to Citibank and held at the PVF Custodian to secure QH Hungary's obligations under the Master Confirmation, as amended and supplemented from time to time by supplemental confirmations thereto, including the Supplemental Confirmation.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Master Terms and Conditions for Prepaid Variable Share Forward Transactions, dated May 19, 2020, by and between QH Hungary Holdings Limited and Citibank, N.A.

Exhibit 99.2	Supplemental Confirmation, dated May 19, 2020, by and among QH Hungary Holdings Limited and Citibank, N.A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated May 21, 2020

GULF HUNGARY HOLDING KORLÁTOLT FELELŐSSÉGŰ TÁRSASÁG

By:	/s/ Judit Rozsa
	Name:	Judit Rozsa
	Title:	Managing Director

By:	/s/ Michael Kelleher
	Name:	Michael Kelleher
	Title:	Director

QH HUNGARY HOLDINGS LIMITED

By:	/s/ Judit Rozsa
	Name:	Judit Rozsa
	Title:	Managing Director

By:	/s/ Michael Kelleher
	Name:	Michael Kelleher
	Title:	Director